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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO___________)*

                            ObjectSoft Corporation
                        ______________________________
                               (Name of Issuer)

                   Common Stock, $0.0001 Par Value Per Share
                        ______________________________
                        (Title of Class of Securities)

                                  674427 40 6
                        ______________________________
                                (CUSIP Number)

                            David L. Ficksman, Esq.
                                Loeb & Loeb LLP
        10100 Santa Monica Boulevard, Suite 2200, Los Angeles, CA 90067
                                (310) 282-2350
______________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                August 25, 2000
______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.
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CUSIP No. 674427 40 6

1    NAME OF REPORTING PERSON

          La Jolla Cove Investors, Inc.

S.S.  OR I.R.S.  IDENTIFICATION NO.  OF ABOVE PERSON

          33-0645056

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [_]                   (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS

          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          State of California

NUMBER OF              7   SOLE VOTING POWER
SHARES                         450,000
BENEFICIALLY
OWNED BY               8   SHARED VOTING POWER
EACH                                 0
REPORTING
PERSON                 9   SOLE DISPOSITIVE POWER
                               450,000

                       10  SHARED DISPOSITIVE POWER
                                     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          450,000 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.99%

14   TYPE OF REPORTING PERSON

          CO

                                       2
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CUSIP No. _______________

1    NAME OF REPORTING PERSON

          Norman Lizt

S.S.  OR I.R.S.  IDENTIFICATION NO.  OF ABOVE PERSON

          --------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [_]          (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS

          OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF                   7   SOLE VOTING POWER
SHARES                               450,000
BENEFICIALLY
OWNED BY                    8   SHARED VOTING POWER
EACH                                       0
REPORTING
PERSON                      9   SOLE DISPOSITIVE POWER
                                     450,000

                            10  SHARED DISPOSITIVE POWER
                                           0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          450,000 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.99%

14   TYPE OF REPORTING PERSON

          IN

                                       3
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ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $0001 par value per share (the "Common Stock"), of ObjectSoft Corporation (the "Company"). The principal executive offices of the Company are located at 433 Hackensack Avenue, Hackensack, New Jersey 07601.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (c) This statement on Schedule 13D is being filed jointly by the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (1) La Jolla Cove Investors, Inc., a California corporation ("La Jolla") and (2) Norman Lizt, an individual ("Lizt"). Lizt is the sole shareholder of La Jolla. The principal business address and office of each Reporting Person is 7817 Herschel Avenue, Suite 200, La Jolla, California 92037. The principal business of La Jolla Cove is investments; the principal business of Lizt is the President of La Jolla. Annex A is incorporated by reference into this Item 2 and elsewhere in this statement on Schedule 13D as applicable.

     (d) and (e) During the past five years, none of the Reporting Persons has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The initial purchase price for the Common Stock was $410,690.70. The funds used to purchase the Common Stock were from the working capital of La Jolla.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisition of the Common Stock was for investment. The Common Stock Purchase Agreement between the Company and La Jolla provides for the issuance of additional shares of Common Stock under the circumstances described in Exhibit B thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on August 25, 2000, La Jolla Cove Investors, Inc. beneficially owned 450,000 shares of Common Stock. Such shares represented approximately 6.99% of the outstanding shares of Common Stock.

     (b) La Jolla holds the sole power to vote and to dispose of all of the 450,000 shares of Common Stock.

     (c) La Jolla has not effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

     (d)  Not applicable.

     (e)  Not applicable.

                                       4
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

     Other than as described in Item 4 above with respect to a possible adjustment in the number of shares of Common Stock or as otherwise set forth on Exhibit B to the Common Stock Purchase Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.    DESCRIPTION
-----------    -----------

10.1 Common Stock Purchase Agreement dated as of August 24, 2000 between the Company and La Jolla.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

Date:  September 1, 2000                    La Jolla Cove Investors, Inc.

                                            By: /s/  Norman Lizt
                                                ------------------------------
                                                Norman Lizt

                                       5
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                                    ANNEX A

       DIRECTORS AND EXECUTIVE OFFICERS OF LA JOLLA COVE INVESTORS, INC.

     Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of La Jolla Cove Investors, Inc.

Name             Present Principal Employment      Business Address
----             ----------------------------      ----------------

Norman Lizt      President                         7817 Herschel Avenue
                                                   Suite 200
                                                   La Jolla, California  92037



                                       6
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                                 EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION
-----------     -----------

10.1 Common Stock Purchase Agreement dated as of August 24, 2000 between the Company and La Jolla.

                                       7